

Mail Stop 7010

May 24, 2006

Via U.S. mail and facsimile

Mr. Richard Falcone
President and Chief Executive Officer
Capital Corp.
39 Old Ridgebury Road
Danbury, Connecticut 06810

      Re: **Tasker Capital Corp.**
              Registration Statement on Form S-1
              Filed April 26, 2006
              File No. 333-133549

              Form 10-KSB for the fiscal year ended December 31, 2005
              Filed March 31, 2006
              File No. 000-32019

              Form 10-Q for the fiscal quarter ended March 31, 2006
              Filed May 15, 2006
              File No. 000-32019

Dear Mr. Falcone:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note that you use defined terms throughout your prospectus. In many cases, you use a defined term before the term itself has been defined. For example, the term "Sub-License Agreement" is defined on page 27, yet it is used on pages 21 and 25. Please revise to define terms when they are first used.

2. We note the disclosure under the heading "Waivers of Liquidated Damages" on page F-40. It appears that you have obtained a waiver of all liquidated damages relating to the registration rights agreements you entered into in connection with your September 2005 private placements. It also appears that a condition to this waiver was that your registration statement would be declared effective by May 13, 2006. Please advise us as to the consequences of not having complied with this requirement.

3. We note that you entered into a covenant in connection with your January 2006 private placement under which you agreed to update certain prospectuses that you filed with the SEC. In this regard, we note the disclosure in the third paragraph under the heading "Equity Financing" on page F-39. It does not appear that you filed these prospectus updates. Please advise us as to the status of these filings.

4. Please update your financial statements and the related information throughout your prospectus to the quarter ended March 31, 2006.

5. Please amend your Form S-1 to include the financial statements of the pHarlo Group prior to its acquisition by you in July 2005. At a minimum, you should include audited financial statements for the years ended December 31, 2004 and 2003, and unaudited interim financial statements for the six months ended June 30, 2005 and 2004.

6. Please amend your Form S-1 to include a pro forma statement of operations for the year ended December 31, 2005 and the quarter ended March 31, 2006, as if the acquisition occurred on January 1, 2005.

Cover Page of Registration Statement

7. We note the disclosure in footnote (1) to the fee table. Please advise us as to the basis for the amount of the "Proposed Maximum Aggregate Offering Price Per Unit." We note that this listed amount appears to be based on the closing price

of your common stock, rather than the average of either the high and low prices or the bid and asked prices. See Rule 457(c) of Regulation C.

8.   We note that certain of the registered shares are issuable upon the exercise of outstanding warrants. Please revise the fee table to indicate those shares that area issued and outstanding and those shares that are issuable under warrants.

Cover Page of Prospectus

9.   Please revise the last sentence of the first paragraph by disclosing the fact that you will receive proceeds upon the exercise of the warrants. Please also revise the section entitled "The Offering" on page 1 accordingly.

10. Please disclose that your common stock is "penny stock" under SEC rules.

Prospectus Summary, page 1

11. Please discuss your history of losses.

Risk Factors, page 3

12. Please delete the second and third sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

13. Please add risk factor disclosure regarding the risks arising under your several registration rights agreements. In this regard, we note that it appears that you are subject to liquidated damages under several of these agreements as a result of not filing registration statements within the required periods and not having properly maintained certain registration statements. Please also quantify your liquidated damages as of the most recent practicable date.

14. We note that you restated your financial statements for the quarters ended June 30, 2004 and September 30, 2004. Please add risk factor disclosure regarding the risks associated with this restatement, including the risk of relying on your financial statements.

We recently completed a significant acquisition…, page 3

15. This risk factor elaborates on the background of your acquisition, but does not discuss the risks of this acquisition in sufficient detail. Please revise so that the

risks are clearly disclosed with only enough other information included to place the risks in context.

Risks Related To Our Common Stock, page 7

16. Please add risk factor disclosure regarding each of the following:

- The dilution that may result from the issuance of the shares issuable under your outstanding convertible securities, including the convertible debt and warrants. In addition, please disclose the total number of issuable shares.

- The increase in the number of issuable shares resulting from the triggering of the anti-dilution provisions of your outstanding convertible securities.

- The negative impact on the market price of your common stock that may be caused by future sales of your common stock.

- The anti-takeover provisions of your charter and bylaws.

- The limitations of having your common stock trade on the OTC Bulletin Board. For example, most orders on the OTC Bulletin Board are affected manually, the OTC Bulletin Board has less stringent regulations, and the spread between the bid and ask prices generally are high, resulting in less sales proceeds to investors.

We do not expect to pay dividends, page 7

17. Please explain why the fact that you do not intend to pay dividends makes your offering risky or speculative.

Our common stock is subject to the "Penny Stock" rules…, page 8

18. The disclosure in this risk factor explains the "Penny Stock" rules, but does not explain why these rules make your offering risky. Please revise accordingly.

Price Range of Common Stock, page 9

19. We note the disclosure in the last paragraph regarding the payment of dividends. Please expand your disclosure to provide the information required by the second sentence of Item 201(c) of Regulation S-K.

Selected Financial Data, page 10

20.   We note the reference to your auditors in the headnote to the Selected Financial Data on page 10. Please tell us why your auditors have not consented to the references to them under the heading "Selected Financial Data" in each of their consents.

Management's Discussion and Analysis of Financial Condition…, page 11

21.   We note the disclosure in the sixth sentence of the second paragraph under the heading "Certain Relationships and Related Transactions" on page 38. Please revise to disclose the royalties and other payments that you have received under your license arrangements.

22.   We note the disclosure in the last sentence of the last paragraph on page F-25 and in the last sentence of the second paragraph on page F-26. Please discuss the liquidated damages you have and are incurring as a result of not properly maintaining these registration statements, as well as any other liabilities under your other registration rights agreements.

23.   We note the disclosure in footnotes (1) and (2) to the table under the heading "Quarterly Results of Operations (Unaudited)" on page F-36. Please disclose the investigation and restatement of your financial statements in this section and the impact on your financial statements.

Critical Accounting Policies, Goodwill and Intangible Assets, page 12

24.   We note your disclosure that based on the results of your impairment review, you concluded that, by a wide margin, your goodwill was not impaired. Please tell us the following in detail:

- The factors you considered in determining that your goodwill was not impaired, particularly given that your equity exceeds your market capitalization.

- We note on page F-16 that you operate in one reportable segment. However, it is not clear whether you have one operating segment or whether you aggregate multiple operating segments into one reportable segment. If the latter, please tell us why you tested for goodwill impairment at the company level, which represents your reportable segment. Please refer to paragraph 30 of SFAS 142, which defines "reporting unit" as an operating segment or one level below.

- The estimated fair value of your reporting unit as of the date of your impairment test, how you determined fair value, and why this amount exceeds your market capitalization.

- Your assumptions, such as discount rates, cash flows, expected growth rates, and any others, used in determining your estimate of fair value for your reporting unit, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also be advised that these assumptions should be consistent with those used for internal planning purposes. Accordingly, please address why your projections indicate recoverability of your goodwill, but, at the same time, indicate that your deferred tax asset is not realizable.

- A sensitivity analysis showing the effect of a 1% change in each of these assumptions.

Critical Accounting Policies, Valuation of Acquired Intangible Assets, page 13

25. We note that as a result of your acquisition in July 2005, you recognized $22.5 million of identifiable intangible assets, which is 35% of your total acquisition. Revise your critical accounting policy to disclose specifically how you determined the fair value and useful lives of your intangible assets, as well as any uncertainties or risks of change in the assumptions underlying your estimates. Please also disclose a sensitivity analysis showing the effect of changes in each of your material assumptions.

26. We note your disclosure on page 26 that prior to the acquisition of pHarlo in July 2005, you licensed "pHarlo technology", from this entity, which is the principal process of your current product offerings. Tell us how you applied issues 1 and 2 of EITF 04-1 with respect to the acquisition of these licenses and the settlement of the prior licensing agreement.

Liquidity and Capital Resources, page 19

27. We note the disclosure in the first sentence of the last paragraph on page 20 that you are in violation of certain representations. Please disclose these violations.

28. We note the disclosure in the third sentence of the last paragraph on page 20. Please confirm whether the waiver referred to under the heading "Waivers of Liquidated Damages" on page F-40 includes these liabilities.

Business, page 22

29.   Please apply the comments below on the "Business" section to the "Prospectus Summary" section, as applicable.

30.   The description of your business is very technical and assumes that a reader is familiar with your industry and its terminology. Please revise to describe your business in plain English. For example, please explain each of the following:

- safe solution;
- bacteriostatic properties;
- ph values;
- scalder process;
- interdigital dermatitis;
- interdigital papillomatosis;
- alkaline content;
- alkali;
- feather picker process;
- pathogen reduction;
- shelf life extension;
- post-harvesting processing aids;
- on-line reprocessing area;
- chill process; and
- sodium hydrochloride.

31.   Please disclose the information required by Items 101(c)(iii) and 101(c)(xii) of Regulation S-K.

Overview, page 22

32.   We note the disclosure in the first paragraph regarding the "patented process." It does not appear that the pHarlo Technology is itself a patented process, but rather that certain technology that forms the basis of the pHarlo Technology is derived from certain patents. In this regard, we note the disclosure in the first sentence of the first paragraph on page 28. Please revise accordingly here and, as appropriate, elsewhere in your prospectus.

33.   We note the disclosure in the third paragraph that "therefore, recovery of our assets is dependent upon future events…" Please explain what you mean by this statement.

Current and Projected Markets, page 22

34.   Please explain the reasons for your reorganization.

Unifresh Pen Spray, page 23

35.   Please describe in greater detail the testing process in Europe and in the United States.

Poultry Processing Products, page 23

36.   Please explain in greater detail the use of your product in poultry processing.

37.   We note the disclosure in the last paragraph. Please identify those countries in which you have begun obtaining product registration and regulatory approvals.

Seafood Processing Products, page 24

38.   Please explain in greater detail the use of your product in seafood processing.

Government Approvals and Regulations, page 24

39.   Please describe in greater detail the process by which the FDA will review or is currently reviewing your products. In this regard, we note the disclosure in the last sentence of the section entitled "Unifresh Footbath" and the first paragraph of the section entitled "Close Call" on page 24.

40.   Please explain the basis for the statement in the first sentence of the first paragraph.

41.   We note the disclosure in the second paragraph. Please discuss in greater detail the regulation by the USDA. In this regard, we note the disclosure in the second paragraph of the second risk factor on page 4.

Competition, page 26

42.   Please identify the principal methods of competition in your industries. Please also discuss your competition's advantages over you and how this affects your competitive position within your industries. See Item 101(c)(x) of Regulation S-K.

Research and Development, page 28

43.   Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

Intellectual Property, page 26

44.   Please disclose when your intellectual property rights expire or terminate. See Item 101(c)(iv) of Regulation S-K.

Legal Proceedings, page 29

45.   We note the disclosure in the third paragraph. Please describe the securities law claims made by Provco Ventures.

Certain Relationships and Related Transactions, page 38

46.   We note the disclosure in the fourth sentence of the second paragraph. Please explain why the terms of the Wynn Starr Agreement are being renegotiated.

47.   We note the disclosure in footnote 10 to your financial statements beginning on page F-24. Please disclose the information required by Item 404 of Regulation S-K with respect to these transactions.

48.   Please ensure that each agreement you discuss in this section is filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Selling Stockholders, page 41

49.   We note that you have identified certain of the selling security holders as either a broker-dealer or an affiliate of a broker-dealer. Please confirm to us that you have identified each selling security holder that is a broker-dealer or an affiliate of a broker-dealer. In addition:

- if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or

- if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

50. We note that you have not identified the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person. Please revise accordingly.

Plan of Distribution, page 46

51. Your common stock appears to be a penny stock. Please describe the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

52. The distribution method identified in the last bullet point of the first paragraph is too vague. The plan of distribution must specify all of the intended methods of distributing the registered shares. You may revise the plan of distribution to identify additional methods for distributing the registered shares by filing a post-effective amendment. Please revise accordingly.

53. We note the disclosure in the second paragraph regarding Rule 144 under the Securities Act. Please describe in greater detail the requirements of Rule 144 under the Securities Act and the number of registered shares that may be sold pursuant to Rule 144 under the Securities Act.

54. We note your disclosure in the fourth paragraph that the selling security holders may engage in short sales. Please advise us as to whether any selling security holder has taken or plans to take any short position prior to the effectiveness of your registration statement. In addition, please confirm that each of the selling security holders is aware of our position on short sales against the box. See interpretation A.65. of the July 1997 Manual of Publicly Available Telephone Interpretations.

55. We note the disclosure in the first and third paragraphs on page 47. If a selling security holder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Description of Securities, page 48

56. Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Where You Can Find More Information, page 49

57. We note the disclosure in the first sentence of the second paragraph. Please disclose the information required by the second sentence of Item 101(e)(1) of Regulation S-K.

Consolidated Statements of Operations, page F-4

58. We note a number of inconsistencies regarding your Inception column. Specifically, your selling, general & administrative line, product development line, and interest expense line are each greater for the three years ended December 31, 2005 than the amounts in the Inception column. In addition, the sum of your operating expenses does not tie to the line item Total Expenses. Please advise.

2. Significant Accounting Policies, Goodwill and Other Intangibles, page F-12

59. Please disclose the information required by paragraphs 44 and 45 of SFAS 142 with respect to your acquired core technology, customer related intangibles, and utility patent applications. Please also disclose where you classify your acquired core technology and customer related intangibles.

2. Significant Accounting Policies, Derivative Instruments, page F-12

60. We note your disclosures regarding your derivative instruments. Please clarify the following:

- You refer to "certain convertible equity instruments with embedded derivative features." Please clarify whether these convertible equity instruments refer to your warrants or some other instrument, such as convertible preferred stock. If these convertible equity instruments do not refer to your warrants, please tell us the nature of these instruments, where they are recognized in your financial statements, how you account for them, and your basis for this accounting.

- With respect to your discussion on EITF 05-4, it appears that you have adopted View C, whereby you view the registration rights agreements associated with your April and July 2004 private placements as derivative instruments to be accounted for separately from your warrants. Please confirm our understanding. If so, please explain, in detail, how you account for your other registration rights agreements, such as the ones from December 2004, September 2005, and January 2006, as disclosed in note 6 and 19.b, and the basis for your accounting.

- With respect to your warrants, please provide us with a rollforward of the warrants granted, exercised, and outstanding from January 1, 2002 to March 31, 2006, separated by agreement (i.e. April 2004 private placement, July 2004 private placement, etc.). In addition, please refer us to where each agreement is filed on EDGAR. Further, for each different warrant agreement, please tell us how you account for the warrants (i.e. equity or a liability), the basis for your accounting, and how you valued the warrants covered by each type of agreement.

Note 18. Quarterly Results of Operations (Unaudited), page F-36

61. We note the disclosure in the second sentence of paragraph (2). Please revise to disclose the referenced information, as you may not incorporate by reference.

12. Acquisition of pHarlo Assets, page F-29

62. We note that you valued the 18,992,388 shares issued to acquire the pHarlo Group at $56.98 million, based on the average closing market price of your common stock for the seven day period following the announcement of the completed acquisition. Please tell us the following:

- The date the terms of the acquisition were agreed to and announced, as well as whether this date differs from the date of the announcement of the completed acquisition. If so, please also tell us the date of the announcement of the completed acquisition.

- Please tell us your consideration of EITF 99-12 in valuing these shares. In particular, please tell us why you did not value these shares based on the market price of your shares for a reasonable period before and after (i.e. beginning two days before and ending two days after) the date the terms of the acquisitions were agreed to and announced.

63. We note that you recognized $41.7 million of goodwill, which is 65% of your total acquisition cost related to the acquisition of the pHarlo assets. Please disclose the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51.b of SFAS No. 141.

Restructuring Charges

64.   We have noted the following items regarding the restructuring of your business:

- On page 22, you disclose that on November 21, 2005, you announced that you planned to refocus your operations, reduce costs, strengthen management and streamline operations.

- You disclose on page 29 that you have reduced the number of full time employees by approximately 41%.

- In December 2005, your previous Chief Executive Officer was terminated and given a severance package of $50,000 as disclosed on page 37.

- You issued a press release on December 7, 2005 that was filed as a Form 8-K on December 8, 2005 to announce that you were taking steps to restructure and refocus the company, that included the termination of your CEO.

- In your Form 10-Q for the quarter ended March 31, 2006, you state on page 20 that compensation expense increased by approximately $416,000, primarily due to an increase in severance costs associated with a reduction in administrative and warehouse personnel.

Please provide more comprehensive disclosures regarding these restructuring activities, including a rollforward of your severance and other restructuring-related accruals, the total expected costs to be incurred related to these activities, the cumulative amount of costs recognized thus far, the expected date of completion of these restructuring activities, and the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans discussed, including quantification of these effects and when these effects are expected to be realized. Refer to paragraph 20 of SFAS 146, paragraph 7 of SFAS 112, and SAB 100.

65.   Disclose whether any of your customers amount to 10% or more of your total revenue. Refer to paragraph 39 of SFAS No. 131.

Item 14. Indemnification of Directors and Officers, page II-1

66.   We note the disclosure in the last sentence of the first paragraph. Please revise to disclose the situations under which security holders may recover damages from a director or officer.

Item 15. Recent Sales of Unregistered Securities, page II-1

67. Please disclose the information required by Item 701 of Regulation S-K with respect to stock options issued during the past three years.

Item 16. Exhibits and Financial Statement Schedules, page II-4

68. Please file Exhibit 5.1 as promptly as practicable. This exhibit is subject to our review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Item 17. Undertakings, page II-11

69. We note the undertakings set forth in paragraphs (1) and (6). It does not appear that you have omitted any information from your prospectus in reliance on Rule 430A of Regulation C or that you will be engaging in a primary offering of your securities. Please revise accordingly.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 32

70. We note that you provide the definition of disclosure controls and procedures in the second paragraph. We also note the conclusion of your CEO and your CFO that your disclosure controls and procedures were ineffective "in timely alerting management to material information relating to us required to be included in our periodic SEC filings." As described in the third paragraph, this evaluation does not conform to the definition provided in the second paragraph. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your CEO and CFO concluded that your disclosure controls and procedures were not effective.

71. Please disclose the reasons why your CEO and your CFO concluded that your disclosure controls and procedures were not effective.

72. We note the disclosure in the last sentence of the third paragraph. Please revise to disclose the deficiencies and to describe the actions you have or are taking to correct these deficiencies.

73. We note the disclosure in the sixth paragraph. Please revise to state that there were changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B

Form 10-Q for the fiscal quarter ended March 31, 2006

Three months ended March 31, 2006 compared to three months ended March 31, 2005, page 19

Selling, General and Administrative, page 20

74. We note your disclosure that the primary reason for the increase in your general and administrative expenses was due to $320,000 in minimum purchase commitments for Close Call bottles. Please disclose this and any other purchase commitments in your tabular disclosure of contractual obligations. In addition, please clarify whether you received delivery of these bottles. If so, explain to us why you have expensed this amount in general and administrative expense, as opposed to recording the amount in inventory and then expensing the amount as cost of goods sold once the product is sold.

Item 4. Controls and Procedures, page 24

75. Please comply with each of the above comments on your Form 10-KSB for the fiscal year ended December 31, 2005 in this section.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Nilima Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief